

Mail Stop 3233

October 25, 2017

Via E-mail
Henry Fahman
Chief Executive Officer
PHI Group, Inc.
5348 Vegas Drive
Las Vegas, Nevada 89128

> **Re:**   **PHI Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 17, 2017**
> **File No. 333-219769**

Dear Mr. Fahman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2017 letter.

General

1. Please file your response letters as a separate correspondence on EDGAR.

Exhibit 5.1, Legality Opinion

2. We note your response to our prior comment 1. Please have counsel revise the opinion to state that the shares will be duly authorized, validly issued, fully paid, and non-assessable. Additionally, please have counsel revise to remove the impermissible assumptions in paragraphs (i), (ii), and (iii) in the third paragraph of the opinion. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher Dieterich